NO ACT

PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024819

FEB 06 2008
Washington, DC 20549

February 6, 2008

Kimberly L. Wilkinson
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111-6538

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	2/6/2008

Re: Safeway Inc.
Incoming letter dated December 21, 2008

Dear Ms. Wilkinson:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Safeway by Chris Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

505 Montgomery Street, Suite 2000
San Francisco, California 94111-6538
Tel: +1.415.391.0600 Fax: +1.415.395.8095
www.lw.com

LATHAM&WATKINS LLP

FIRM / AFFILIATE OFFICES

Barcelona	New Jersey
Brussels	New York
Chicago	Northern Virginia
Frankfurt	Orange County
Hamburg	Paris
Hong Kong	San Diego
London	San Francisco
Los Angeles	Shanghai
Madrid	Silicon Valley
Milan	Singapore
Moscow	Tokyo
Munich	Washington, D.C.

RECEIVED
2007 DEC 25 PM 5:59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 21, 2007

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Safeway Inc. 2008 Annual Meeting: Omission of Shareholder Proposal by Chris Rossi Pursuant to Rule 14a-8**

Ladies and Gentlemen:

We are writing on behalf of Safeway Inc., a Delaware corporation ("Safeway"), to notify the staff of the Division of Corporation Finance (the "Staff") of Safeway's intention to exclude a shareholder proposal and supporting statement from Safeway's proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). Mr. Chris Rossi, naming Mr. John Chevedden as his designated representative (together, the "Proponent"), submitted the proposal and its supporting statement (collectively, the "Proposal").

In accordance with Rule 14a-8(j), we have enclosed six copies of (a) this letter, (b) a copy of the Proponent's faxed letter submitting the Proposal (attached as Exhibit A), (c) a copy of Safeway's notice of procedural defect letter sent to the Proponent on November 27, 2007, (attached as Exhibit B) and (d) copies of correspondence between the Proponent and Safeway, following the delivery of Safeway's notice of procedural defect letter, in chronological order (attached as Exhibit C). By a copy of this submission, we notify the Proponent on behalf of Safeway of Safeway's intention to omit the Proposal from its 2008 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Safeway intends to file its definitive 2008 Proxy Materials with the Commission.

The Proposal.

On November 22, 2007, Safeway received a faxed letter from the Proponent that contains the following proposal:

> "RESOLVED, that shareholders of our company request our board to adopt a policy to give shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers (NEOs) set forth in the proxy statement's Summary Compensation Table (SCT) and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO."[1]

We respectfully request on behalf of Safeway confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from Safeway's 2008 Proxy Materials.

Reasons That the Proposal May be Omitted from Safeway's 2008 Proxy Materials

1. Rule 14a-8(b) and Rule 14a-8(f)(1) -- The Proponent did not provide the requisite proof of Chris Rossi's continuous stock ownership in response to Safeway's request for that information.

We believe that Safeway may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate Chris Rossi's eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." Chris Rossi submitted the Proposal to Safeway by a faxed letter dated November 22, 2007 that was received by Safeway via fax on November 22, 2007. That faxed letter did not include evidence demonstrating that Chris Rossi satisfied the eligibility requirements of Rule 14a-8(b). *See* Exhibit A. Moreover, Safeway confirmed that at that date Chris Rossi did not appear in the records of Safeway's stock transfer agent as a shareholder of record.

Accordingly, in a letter dated November 27, 2007, Safeway informed the Proponent of the eligibility requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that the Proponent should correct the deficiency in the Proposal within 14 days of his receipt of Safeway's letter. *See* Exhibit B. In addition, Safeway enclosed with its letter a copy of Rule 14a-8. Safeway's November 27 letter was sent to Chris Rossi via certified mail, return receipt requested, and was sent to John Chevedden via email, as John Chevedden had directed Safeway in the cover letter to the Proposal to communicate with him via email only. *See* Exhibit A and Exhibit B.

---

[1] We have attempted to reproduce the proposal as it appears in the original. Please see Exhibit A for an exact copy.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence that he or she has satisfied the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Safeway strictly complied with the procedural requirements for delivering a notice of deficiency under Rule 14a-8. Within 14 days of Safeway's receipt of the Proposal, Safeway delivered its November 27 letter to the Proponent, which clearly stated:

- the ownership requirements of Rule 14a-8(b)(1);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii); and
- that the Proponent's response had to be postmarked within 14 days after his receipt of Safeway's letter.

Safeway's letter also satisfied the standards set forth in Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004, clearly stating the information that the Proponent was required to supply. In SLB 14B, the Staff indicated that if a company cannot determine whether a shareholder proponent satisfies Rule 14a-8's ownership requirements, the company should request that the shareholder provide proof of ownership that satisfies Rule 14a-8's requirements. In that regard, SLB 14B indicates that companies should use language that tracks Rule 14a-8(b), which states that the proponent must prove its eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

As seen in Exhibit B, Safeway's November 27 letter contained this language, and thus provided the Proponent with appropriate notice regarding the ownership information that was required and the manner in which the Proponent must comply with the requirements of Rule 14a-8(b). SLB 14B also recommends that companies consider including a copy of Rule 14a-8 with such notice of defects, which Safeway did in its November 27 letter.

Notwithstanding the foregoing, as of this date, the Proponent has not provided Safeway with any evidence to demonstrate Chris Rossi's eligibility to submit a proposal under Rule 14a-8(b). It is now well past the 14 days time period, following the Proponent's receipt of Safeway's November 27 letter, during which the Proponent was required to respond with such evidence of eligibility. On November 27, 2007, Safeway received an email from John Chevedden asking whether Safeway showed Chris Rossi or Stephen C. Rossi as record holders of Safeway shares. *See* Exhibit C. On November 28, 2007, Safeway sent an email to John Chevedden informing him that Safeway did not show either Chris Rossi or Stephen C. Rossi as record holders of Safeway shares. *See* Exhibit C. On November 29, 2007, Safeway received via email from John Chevedden, letters from Morgan Stanley which provide evidence of share ownership for Nick Rossi and for Emil Rossi but did not provide any evidence of share ownership for Chris Rossi, the Proponent. *See* Exhibit C. On December 1, 2007, Safeway received an email from John Chevedden which stated, "Please advise the dates that Safeway has on record for Chris Rossi's previous ownership of Safeway stock. I believe that any request for verification of stock ownership is incomplete until this information is provided, particularly if Mr. Rossi owned Safeway stock at any time during the past year." *See* Exhibit C. Safeway did not respond to this email or act on it in any other way. Rule 14a-8(b) makes it clear that, unless the proponent is a registered shareholder appearing in the company's records as a shareholder, it is the proponent's responsibility to obtain evidence of his or her share ownership and submit such evidence to the corporation. As mentioned above, Safeway confirmed that on the date the Proposal was submitted, Chris Rossi did not appear in the records of Safeway's stock transfer agent as a shareholder of record. Safeway communicated this fact to the Proponent in its November 27 letter and clearly stated the information that the Proponent was required to supply pursuant to Rule 14a-8(b). There is no requirement in Rule 14a-8 that a corporation must go back through its historic shareholder registers to see if a proponent has ever been a registered holder, and if so, to provide such information in a notice of procedural defect letter sent to the proponent pursuant to Rule 14a-8(f)(1). Additionally, there is no suggestion in Rule 14a-8 or in Staff Bulletins that Rule 14a-8 requires an iterative process, in which the corporation is required to review and respond to successive communications from a proponent that do not cure a procedural deficiency. In Staff Legal Bulletin No. 14, published July 13, 2001, the Staff made clear under Section (C)(6) that a company may exclude a proposal under Rule 14a-8(f) due to eligibility or procedural defects if, "the shareholder timely responds but does not cure the eligibility or procedural defect(s)."

The Staff has regularly granted no-action relief to other registrants where proponents have failed, following a timely and proper request by a registrant, to furnish in a timely fashion the full and proper evidence of continuous beneficial ownership called for under the regulations. *See, e.g.*, *General Motors Corp.* (April 5, 2007) (statements from a GM Savings-Stock Purchase Program were insufficient proof of ownership and the corporation was not required to continue to respond to communications from the proponent), *General Motors Corp.* (March 6, 2005) (proponent's account statement evidencing share ownership as of December 31, 2004, December 31, 2003, and November 30, 2003 was not sufficient proof of ownership of the required number of shares as of December 17, 2004, the date the proposal was submitted), *Intel Corp.* (Jan. 29, 2004) (broker letter insufficiently provided evidence of ownership as of September 19, 2003, not as of August 27, 2003, the date the proposal was submitted), *Intel Corp.* (March 10, 2003) (broker letter indicating ownership as of September 10, 2002 and historic purchases of stock on October 2, 2000 and March 2, 2001 insufficient to prove required ownership on August 23, 2002, the date the proposal was submitted), *IBM Corp.* (Dec. 26, 2002) (broker letter, dated September 24, 2002, evidencing continuous ownership for more than one year "as of September 2002" insufficient to provide proof of ownership for the year preceding the September 9, 2002 submission of proposal), *IBM Corp.* (Jan. 14, 2002) (broker statement evidencing ownership of shares from "prior to November 30, 2000" to November 8, 2001 insufficient proof of required ownership as of November 8, 2001, the date the proposal was submitted), and *Eastman Kodak Company* (Feb. 7, 2001) (broker letter evidencing ownership from November 1, 1999 through November 1, 2000 insufficient to provide proof of ownership for the year preceding November 21, 2000, the date the proposal was submitted).

Although the Staff has, in some instances, allowed proponents to correct such deficiencies after the 14-day period, the Staff has done so only upon finding deficiencies in a company's notification letter. *See, e.g., AT&T Inc.* (February 16, 2007) (AT&T may have addressed its deficiency notice to an incorrect address of the proponent) and *Sysco Corporation* (Aug. 10, 2001) (Sysco failed to inform the proponent of what would constitute appropriate documentation under Rule 14a-8(b) in its request for additional information). Safeway believes an extension of the 14-day period is not warranted in the present case because Safeway's November 27 notification letter fully complied with the requirements of Rule 14a-8 and the standards set forth in SLB 14B.

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not timely or satisfactorily substantiate Chris Rossi's eligibility to submit the Proposal under Rule 14a-8(b).

* * * *

For the foregoing reasons, Safeway believes it may properly exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8. Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the Proposal from its 2008 Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (415) 395-8087.

Very truly yours,

Kimberly L. Wilkinson

Kimberly L. Wilkinson
of LATHAM & WATKINS LLP

Enclosures

cc: Mr. Chris Rossi
Mr. John Chevedden
Mr. Robert Gordon, Esq.
Ms. Laura Donald, Esq.

LATHAM&WATKINS LLP

EXHIBIT A

Chris Rossi
P.O Box 249
Boonville, CA 95415-0249

Mr. Steven A. Burd
Chairman
Safeway Inc. (SWY)
5918 Stoneridge Mall Rd
Pleasanton CA 94588

Rule 14a-8 Proposal

Dear Mr. Burd,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Chris Rossi 10/22/07
Chris Rossi Date

cc: Robert Gordon
Corporate Secretary
PH: 925 467-3000
FX: 925 467-3321
FX: 925-467-3323
(925) 467-3214 Fax

[SWY: Rule 14a-8 Proposal, November 22, 2007]

3 – Shareholder Say on Executive Pay

RESOLVED, that shareholders of our company request our board to adopt a policy to give shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers (NEOs) set forth in the proxy statement's Summary Compensation Table (SCT) and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Investors are increasingly concerned about mushrooming executive pay which often appears to be insufficiently aligned with the creation of shareholder value. As a result, shareholders filed more than 60 "say on pay" resolutions in 2007, averaging a 42% vote. In fact, seven resolutions exceeded a majority vote. Verizon Communications (VZ) and Aflac (AFL) decided to present such a resolution to a shareholder vote.

A bill to provide for annual advisory votes on executive pay passed in the U.S. House of Representatives by a 2-to-1 margin.

This proposal has particular application to our company. The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay.

The Corporate Library's main concern with the pay of Mr. Burd, Safeway CEO for the past 14 years, centered on his pay unrelated to company performance and equity compensation awarded primarily in the form of time-vested stock options. In 2006, Mr. Burd was awarded more than $7 million of equity under the Safeway LTIP, primarily in the form of time-vested stock options. Awarding the CEO only time-vested equity awards that are not based on performance metrics does very little to tie pay to long-term company performance. The Corporate Library maintains a high concern for executive pay practices at Safeway and believes the company would benefit from a transition to a more performance-based executive pay plan.

Existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In the United Kingdom public companies allow shareholders to cast an advisory vote on executive pay. Such a vote is not binding, but gives shareholders a clear voice that could help shape executive pay.

If investors wish to register opposition to a pay package(s) in the previous year, withholding votes from executive pay committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction.

Accordingly, I urge our board to allow shareholders to express their opinion about executive compensation by establishing an annual referendum process. The results of such a vote could provide our board with useful information about shareholder views on our company's executive compensation, as reported each year. Please encourage our board to respond positively to this proposal:

Shareholder Say on Executive Pay –
Yes on 3

Notes:
Chris Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

From: Marcy Schmidt [mailto:Marcy.Schmidt@safeway.com]
Sent: Tuesday, November 27, 2007 3:24 PM
To: olmsted7p@earthlink.net; Wilkinson, Kim (SF)
Cc: Laura Donald
Subject: Safeway stockholder proposal-Mr. Nick Rossi and Mr. Chris Rossi

Hello,

I am attaching documents pertaining to Stockholder Proposals sent from Safeway Legal Department (Laura Donald) to Mr. Nick Rossi and Mr. Chris Rossi.

Thank you! ☺

Marcy Schmidt
Safeway Legal Division
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229
Phone: 925-467-3756 Fax: 925-467-3214

SAFEWAY

November 27, 2007

BY CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Chris Rossi
P.O. Box 249
Boonville, CA 95415-0249

BY EMAIL

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
olmsted7p@earthlink.net

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE

7001 0320 0005 0578 1441

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

11-27-07

Sent To
Mr. Chris Rossi
P.O. Box 249
Boonville, CA 95415-0249

Re: Stockholder Proposal

Dear Mr. Rossi and Mr. Chevedden:

We received Mr. Rossi's letter submitting a proposal for consideration at Safeway Inc.'s 2008 Annual Meeting of Stockholders. Mr. Rossi's letter indicates that Rule 14a-8 requirements are intended to be met, including the continuous ownership of the required stock value until after the date of the applicable stockholder meeting. Mr. Rossi's name does not appear in the Company's records as a stockholder, and we have not received from either of you the appropriate verification of own... shares. As such, your proposal does not meet the requirements of Ru... amended.

Under Rul... eligibility to the C...

- either:
  - a... ba... he... to... st...
  - a... a... s...

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. Chris Rossi
P.O. Box 249
Boonville, CA 95415-0249

2. Article Number (Transfer from service label) 7001 0320 0005 0578 1441

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X Emil Rossi ☐ Agent ☐ Addressee

B. Received by (Printed Name) Emil Rossi

C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

...all Road
...588-3229

SAFEWAY

November 27, 2007

BY CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Chris Rossi
P.O. Box 249
Boonville, CA 95415-0249

BY EMAIL

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
olmsted7p@earthlink.net

Re: Stockholder Proposal

Dear Mr. Rossi and Mr. Chevedden:

We received Mr. Rossi's letter submitting a proposal for consideration at Safeway Inc.'s 2008 Annual Meeting of Stockholders. Mr. Rossi's letter indicates that Rule 14a-8 requirements are intended to be met, including the continuous ownership of the required stock value until after the date of the applicable stockholder meeting. Mr. Rossi's name does not appear in the Company's records as a stockholder, and we have not received from either of you the appropriate verification of ownership of Safeway Inc. shares. As such, your proposal does not meet the requirements of Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended.

Under Rule 14a-8(b), at the time you submit your proposal you must prove your eligibility to the Company by submitting:

- either:
  - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submitted the proposal; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

- your written statement that you intend to continue holding the shares through the date of the Company's annual or special meeting.

In order for your proposal to be properly submitted, you must provide us with the proper written evidence that you meet the share ownership and holding requirements of Rule 14a-8(b). To comply with Rule 14a-8(f), you must transmit your response to this notice of a procedural defect within 14 calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding stockholder proposals.

Very truly yours,

Laura A. Donald

Laura A. Donald

cc: Kimberly L. Wilkinson (Latham & Watkins)

Enclosure

G:\Laura Donald\Corporate Governance\2008 Annual Meeting\Stockholder Proposals\Chris Rossi defect letter.doc

**Note 3 to § 240.14a-7.* If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are

---

*Effective January 1, 2008, Rule 14a-7 is amended by removing Note 3 to § 240.14a-7 as part of the amendments relating to shareholder choice regarding proxy material. See SEC Release Nos. 34-56135; IC-27911; July 26, 2007. *Compliance Dates:* "Large accelerated filers," as that term is defined in Rule 12b-2 under the Securities Exchange Act, not including registered investment companies, must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008. Registered investment companies, persons other than issuers, and issuers that are not large accelerated filers conducting proxy solicitations (1) may comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008 and (2) must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2009.

**Effective March 30, 2007, Rule 14a-8 was amended by revising the word "mail" to read "send" in the last sentence of paragraph (e)(2) and in paragraph (e)(3), and the word "mails" to read "sends" in the introductory text of paragraph (m)(3) as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date:* Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

Note: See *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006), the court reversed the judgment of the district court and remanded the case for entry of judgment in favor of AFSCME. The court disagreed with the SEC staff's long-standing interpretation of Rule 14a-8.

a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

*(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

*Effective March 30, 2007, in the last sentence of paragraph (e)(2) the word "mail" was revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

*(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we

*Effective March 30, 2007, in the last sentence of paragraph (e)(3) the word "mail" was revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

*(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

---

*Effective March 30, 2007, in the introductory text of paragraph (m)(3) the word "mails" was revised to read "sends" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

EXHIBIT C

From: olmsted [olmsted7p@earthlink.net]

Sent: Tuesday, November 27, 2007 7:28 PM

To: Laura Donald

Cc: Marcy Schmidt

Subject: (SWY) Safeway stockholder proposal-Mr. Nick Rossi and Mr. Chris Rossi

Dear Ms. Donald, Do you show Chris Rossi or Stephen C. Rossi as record holder.
Sincerely,
John Chevedden

From: Laura Donald [Laura.Donald@safeway.com]
Sent: Wednesday, November 28, 2007 9:38 AM
To: olmsted
Cc: Marcy Schmidt
Subject: RE: (SWY) Safeway stockholder proposal-Mr. Nick Rossi and Mr. Chris Rossi

Dear Mr. Chevedden:

We do not show either of Chris Rossi or Stephen C. Rossi as record holders of Safeway Common Stock.

Laura

Laura A. Donald
Senior Corporate Counsel
Safeway Inc. | Legal Division
5918 Stoneridge Mall Road | Pleasanton, CA 94588-3229
Ph. 925.469.7586 | Fx. 925.467.3214
laura.donald@safeway.com

From: olmsted [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, November 27, 2007 7:28 PM
To: Laura Donald
Cc: Marcy Schmidt
Subject: (SWY) Safeway stockholder proposal-Mr. Nick Rossi and Mr. Chris Rossi

Dear Ms. Donald, Do you show Chris Rossi or Stephen C. Rossi as record holder.
Sincerely,
John Chevedden

From: olmsted [mailto:olmsted7p@earthlink.net]
Sent: Thursday, November 29, 2007 7:18 PM
To: Laura Donald
Subject: Rule 14a-8 Proposal (SWY) Broker Letter

Rule 14a-8 Proposal (SWY) Broker Letter
Dear Ms. Donald, Please let me know tomorrow whether or not there is any further requirement at this point in the rule 14a-8 process in addition to the broker letter attached.
Sincerely,
John Chevedden

3558 Round Barn Blvd
Suite 201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

November 29, 2007

Nick Rossi
PO Box 249
Boonville, CA 95415

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-070) on the respective dates:

May 16, 2002
120 shares Electronic Data Systems Corp. bought and additional 380 shares on 3-5-2003, now owns 500 shares
1,000 shares Hubbell Inc A
1,000 shares Genuine Parts Co.
525 shares General Motors Corp.
500 shares Behlehem Steel Corp. (journal out)
1,000 Baker Hughes Inc.
1,427 shares Chevron Corp.
-2 for 1 split 9/10/04-now owns 2,854 shares
1,652 shares Fortune Brands Inc., received 388 ACCO Brands Corp. – spun off from Fortune Brands on 8-16-2005
1,652 shares Gallaher Group PLC ADR, company bought out, eliminated this holding
419 shares Delphi Corp, bough additional 581 shares on 3-16-2005, now owns 1,000 shares
452 shares Bank of America Corp. bought an additional 248 shares on 11-25-2003
-2 for 1 split 8-27-2004 now owns 1,400 shares

May 22, 2002
2,000 shares Cedar Fair LP Dep Units
1,683 shares Daimler-Chrysler AG

July 9, 2002
1,000 shares UST Inc.
1,000 shares Teppco Partners LP
2,000 shares Service Corp. Intl
800 shares Maytag Corp, bought by Whirlpool Corp. 4-4-2006, now owns 95 shares Whirlpool Corp
3,120 shares Kimberly Clark Corp. sold 120 shares on 11-25-2003, now owns 3,000 shares
1,000 shares UIL Holdings Corp., 5 for 3 split on 7-3-2006
-Now owns 1,666 shares
1,000 shares Plum Creek Timber Co. Inc. REI
600 shares 3M Company (split 9-29-2003)
1,000 shares Terra Nitrogen Co LP Com Unit
1,000 shares UGI Corp. New, 3 for 2 split 4-1-2003, received 1,500 shares UGI 5-24-2005 for 2 for 1 split

-Now owns 3,000 shares
580 shares Scottish Power PLC ADR, reorganization received .793 for 1, owned 460 shares Scottish Power PLC, purchased by Iberdrola, now owns 347 Iberdrola SA Spon ADR
600 shares PG&E Corp.
1,000 shares Unilever PLC (New) ADS, 5-24-2006 9 for 5 split
-Now owns 1,800 shares Unilever PLC (New) ADS
7,593 shares ServiceMaster Co., company was purchased for cash, eliminating position
1,054 shares SBC communications, renamed AT&T
90 shares Neenan Paper Inc. Spun off from Kimberly Clark 11-30-2004

August 15, 2002
300 shares Marathon Oil Co. 6/18/07 stock split 2 for 1 split, now owns 600 shares

On May 23, 2002 Nick journal into the same account the following:
200 shares Safeway Inc. Com. New
10,000 par value USG Bond 8.50% due 8-1-2005, sold 6-10-2004, eliminated this holding
1,000 shares Bristol Myers Squibb Co., 500 shares Bristol Myers Squibb Co. was purchased on May 21, 2003. 500 shares Bristol Myers Squibb Co. was purchased April 21, 2004.
1000 shares of Bristol Myers Squibb Co. purchased 8/2/07, sold 1000 shares of Bristol Myers Squibb Co sold 9/19/07, now owns 2,000 shares of Bristol Myers Squibb Co.

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5-16-2002: 1,436 shares
Reinvested Dividends 5-13-2003: 57 shares
Reinvested Dividends 9-23-2005: 29 shares
Reinvested Dividends 9-21-2006: 24 shares
Reinvested Dividends 5-4-2007: 24 shares
Reinvested Dividends 9-14-2007: 33 shares
-Now owns 1,608 shares
500 shares of Merck & Co. purchased 10-5-2004
1,000 shares Schering Plough, 500 shares purchased 10-4-2002 and 500 shares purchased 3-6-2003
1,000 shares Dynegy Inc. (Holding Co.) Class A purchased 12-10-2004, Now Dynegy Inc Del Class A
800 shares Safeway Inc. Com. New purchased 1-6-2005
500 shares Pfizer Inc. purchased 1-18-2005
500 shares HSBC Holdings PLC Spon ADR New purchased 3-28-2005, additional 500 shares purchased on 4-21-2005
-Now owns 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

David Lawrence
Financial Advisor

3558 Round Barn Blvd
Suite 201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

November 29, 2007

Emil Rossi
P.O. Box 249
Boonville, CA 95415-0249

To Emil Rossi:

All quantities continue to be held without interruption in Emil Rossi's account as of the date of this letter.

Emil Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-080060-070) on the respective dates:

March 7, 2003

1,887 shares Gencorp Inc.
9,984 shares Exxon Mobil Corp.

March 21, 2003

5,128 shares Morgan Stanley
975 shares Burlington Northern Santa Fe Corp.
6,094 shares Allstate Corp.
2,780 shares Kinder Morgan Energy Ptrs. LP
558 shares Entergy Corp.
1,732 shares Energy East Corp.
1,357 shares Bank of America Corp. 2 for 1 split 8-27-2004
-Now owns 2,714 shares
1,100 shares Great Northern Iron Ore

April 14, 2003

415 shares Occidental Petroleum Corp. DE, split 2 for 1 8-15-2006
-Now owns 830 shares
430 Newmont Mining Corp. New
7,000 shares Mesabi Tr.. CBI
150 shares Marathon Oil Co. – Split 2:1 6-18-2007, now owns 300 shares
1,000 shares PPL Corp., split 2 for 1 8-24-2005
-Now owns 2,000 shares
3,000 shares Plum Creek Timber Co. Inc. REO
1,000 shares Terra Nitrogen Co. LP. COM Unit
800 shares SBC Communications, name changed to AT&T
1887 shares Omnova Solutions Inc.

March 21, 2000

Deposited 196 shares Catellus. He subsequently purchased 304 Catellus on 10-17-2003. An additional 44 shares were deposited 12-18-2003. Upon merger with Prologis, 8-26-2005, 149 shares were prorated to cash and 395 shares were exchanged for .822 shares of Prologis. -Now owns 324 shares Prologis.

July 9, 2003

Purchased 1,000 shares Schering Plough Corp.

Emil Rossi (122-080060-070) - Continued

June 11, 2003

Journal into this account 50 shares PG&E Corp.
Journal into this account 300 shares Pinnacle West Capital Corp.

March 9, 2005

3,287 shares of Sears Roebuck & Co. were tendered to Sears Holding Corp. for all stock. Received 1,304 shares of Sears Holding on 3-30-2005.

June 8, 2005

Purchased 1,000 Merck & Co. Purchased 1,000 shares Merck & Co. 6-15-2005.
-Now owns 2,000 shares

June 29, 2007
Credit of 2564 shares Discover Financial – spin off of Morgan Stanley.

All quantities continue to be held in Emil's account as of the date of this letter.

Sincerely,

David Lawrence
Financial Advisor

-----Original Message-----
From: olmsted <olmsted7p@earthlink.net>
To: Laura Donald
CC: Marcy Schmidt
Sent: Sat Dec 01 19:36:44 2007
Subject: (SWY) Rule 14a-8 Proposal

Dear Ms. Donald, Please advise the dates that Safeway has on record for Chris Rossi's previous ownership of Safeway stock. I believe that any request for verification of stock ownership is incomplete until this information is provided, particularly if Mr. Rossi owned Safeway stock at any time during the past year.
Sincerely,
John Chevedden

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Safeway Inc.
Incoming letter dated December 21, 2007

The proposal relates to compensation.

There appears to be some basis for your view that Safeway may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Safeway's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Safeway omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

William A. Hines
Special Counsel

END